EURASIA DESIGN, INC.

Quetzalcoatl 3783Int. 1, Col. Cd del Sol C.P. 45050Zapopan, Jalisco, Mexico

September 21, 2012

To:	Daniel Leslie
Or Catherine Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eurasia Design, Inc.
Current Report on Form 8-K
Filed July 11, 2012
File No.: 000-54499

Dear Mr. Leslie:

The Registrant is responding to the Commission’s letter dated, August 10, 2012 (the “SEC Letter”), which, in summary, requests clarification or revision of disclosures contained in the Registrant’s Current Report on Form 8-K, filed on July 11, 2012 (the “July 11th 8-K”).

As disclosed in Item 1.02 of the Current Report on Form 8-K, filed on August 14, 2012 (the “August 14th 8-K”), the independent accounting firm engaged to audit the financial statements of Prince México notified the Registrant and Prince México that it did not consent to the use, and inclusion, of its audit report in the July 11th 8-K.  As a result, the proposed transaction between the Registrant and Prince México could not yet be consummated.

The Registrant hereby affirms that it and Prince México are committed to consummating the transaction.  As of the date of this response letter and amended Current Report on Form 8-K, Prince México is undergoing an audit its financial statements for the years ended December 31, 2010 and 2011 to fulfill its obligations to consummate the proposed transaction.  It is currently anticipated that the audit will be completed no later than October 5, 2012 and the Registrant will be able to file an amendment to the July 11th 8-K on or about October 8, 2012.

In light of the foregoing, certain of the Commission’s comments pertaining to the financial statements of Prince México have not been addressed by the Registrant in this response letter.  At such time as Prince México and the Registrant consummate the proposed transaction and audited financial statements are provided, the Registrant will revise the July 11th 8-K to address any accounting-related comments issued by the Commission.

The following are the company’s responses and revisions to its filing pursuant to the SEC Letter:

General

1.

Please amend your Form 8-K to delete references to your status as an emerging growth company, as it does not appear that you qualify as such. In this regard, we note your disclosure on page 11 of your Form 10-Q filed April 14, 2011 regarding the completion of your public offering on January 27, 2011. Please see Section 101(d) of the Jumpstart Our Business Startups Act.

The Registrant has removed all references to being an emerging growth company and the Jumpstart our Business Startups Act.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

Form 10 Disclosure, page 3

2.

Please furnish the information required by Item 14 of Form 10. Please note that Exchange Act Rule 12b-23 provides for incorporation by reference of information contained in previously filed documents.

The Registrant has revised the current report on page 21 to disclose the changes in and disagreement with accountants to comply with Item 304 of Regulation S-K.

Description of Business, page 3

3.

Please revise the description of your business to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern and state your net losses for the periods presented in the filing and your accumulated losses to date.

The Registrant has revised the current report to comply, in part, with the Commission’s comment, by including the following disclosure on page 4:

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern in the independent registered public accounting firm’s report to the financial statements.

In light of the fact that the financial statements of Prince Mexico, as previously filed, are not audited, the Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Business Development and Summary, page 3

4.

We note that the Distribution Agreement with Prince USA expires in December. Please revise your disclosure to describe any renewal rights or termination rights in this agreement and whether any such rights have been exercised.

The Registrant has added the following disclosure to the “Manufacturing” subheading on page 6:

The Distribution Agreement with Prince USA is in effect from April 15, 2008 through December 31, 2012 and is subject to minimum purchase and advertising budget requirements.  In the event the Distribution Agreement is not terminated before the expiration date, we may discuss with Prince USA the possible extension of the Agreement beyond the scheduled expiration date and the terms and conditions of any such extension.  No discussions have taken place regarding the termination or extension of the Distribution Agreement as of the date of this current report.

Business of Prince Mexico, page 3

Marketing

5.

Please disclose the basis for your assertion in the second paragraph under this heading that “there are few players on the tour today that did not play Prince USA….” For example, if the statement is based upon management’s belief, please disclose that this is the case and include an explanation for the basis of such belief. Alternatively, if the statement is based upon a report or article, please disclose the source of the information in your filing and provide a copy of this source material to us.

The Registrant has revised the disclosure to read, as follows:

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

Prince USA has leveraged its international exposure by sponsoring some of the sport's elite athletes, from Maria Sharapova, Nikolay Davydenko, Jennifer Capriati, Patrick Rafter, Jimmy Connors, Martina Navratilova, Andre Agassi, Monica Seles, Andy Roddick, Patrick Rafter and Michael Chang to current Prince USA Pros John Isner, Gael Monfils, Daniela Hantuchova, and Sam Querrey.  Whether racquets, footwear, apparel or string, players continue to look to Prince USA as their brand of choice in order to gain an advantage on the court.

Significant Customers, page 5

6.

Based on your disclosure in the fourth paragraph on page 11, it does not appear that Walmart is a current customer. Please revise to delete your reference to Walmart under this heading or advise.

Reference to Walmart being a customer of the Registrant has been removed.

Risk Factors, page 7

7.

Please add risk factors addressing the risks associated with the following:

•

Your auditor has expressed substantial doubt about your ability to continue as a going concern;

The Registrant has added the following risk factor:

There is a substantial doubt about our ability to continue as a going concern.

Since our inception, Eurasia Design has not generated revenue, has no certainty of earning revenues in the future, and has a working capital deficit and an accumulated deficit of $78,409 from inception to May 31, 2012.  These factors, among others, raise substantial doubt about our ability to continue as a going concern.  Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.  These factors include general economic conditions, our ability to raise capital to finance our operations and the consummation of our proposed transaction with Prince Mexico.  Due to these factors, we cannot anticipate with any degree of certainty what our revenues will be in future periods.  As such, our independent registered public accountants have expressed substantial doubt about our ability to continue as a going concern.  This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise.  You should consider our independent registered public accountant’s comments when determining if an investment in our Company is suitable.

•

You may not be able to attract the attention of securities analysts or major brokerage firms;

The Registrant has added the following risk factor:

We may not be able to attract the attention of securities analysts or major brokerage firms to recommend purchasing our common stock.

Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure you that brokerage firms will want to conduct any secondary offerings on behalf of our company in the future.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

If true, your management has no experience managing and operating a public company or complying with the United States federal securities laws; and

The Registrant has added the following risk factor:

The lack of public company experience of our sole officer and director could adversely impact our ability to comply with the reporting requirements of U.S. Securities laws.

Our sole officer and director, Mr. Forbes, has no experience managing a public company which could adversely impact our ability to comply with legal, regulatory, and reporting requirements of U.S. Securities laws.  Our management may not be able to implement programs and policies in an effective and timely manner to adequately respond to such legal, regulatory and reporting requirements, including the establishment and maintenance of internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, which are necessary to maintain public company status. If we were to fail to fulfill those obligations, our ability to operate as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel with appropriate experience in the management of a public company.  Our ability to find and retain qualified personnel on our terms and budget may be very limited.

•

If true, as a result of having a small number of employees, you are highly dependent on the efforts of each individual and you may not be able to retain key individuals necessary to continue your operations.

The Registrant has added the following risk factor:

The loss of any key personnel could adversely affect our ability to continue operations.

We have a relatively small number of employees and are highly dependent on the efforts of each.  More specifically, Mr. Forbes, our CEO and President, devotes significant time, effort and oversight to us.  The loss of him or other key personnel could have a material adverse effect on our business, financial condition and results of operations. We do not maintain “key person” life insurance on our officers, directors or key employees. Our success will depend on the performance of Mr. Forbes and our ability to retain, attract and motivate other key personnel.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

8.

Please provide a discussion of financial condition, changes in financial condition and results of operations, including the following:

•

Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Also, given that the audit report is qualified as a result of questions about your ability to continue in existence, please indicate the course of action that you have taken or intend to take to remedy your liquidity deficiency. In addition, describe internal and external sources of liquidity.

•

Describe whether the confirmation management received from your shareholders and related parties that they will continue to support your operations until you generate the necessary cash flows to carry out your operations disclosed in footnote 13 on page 14 is a written or verbal commitment and the amount and nature of committed financing.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

•

Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income and, in each case, indicate the extent to which income was so affected. Also describe any other significant components of revenues and expenses in sufficient detail to understand your results of operations. In addition, please provide a narrative discussion of the extent to which material increases in net sales are attributable to increases in prices or to increases in volume of goods or services sold or to the introduction of new products.

•

Describe any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on net sales or income.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Seasonality, page 11

9.

Please reconcile your disclosure under this heading with your disclosure under the same heading on page 6.

The disclosure has been revised, as follows:

Our operating results and operating cash flows have historically been subject to seasonal variations.  Virtually all of the products we sell are shipped during a specific part of the year.  Following industry practice, we begin to receive orders from customers from January through March, during which time we book approximately three quarters of our orders for the year.  We will typically begin fulfillment of our orders in April and May, with the peak shipping period occurring in May and June.  At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders.  This re-orders inflow may last, depending on the course of weather into the third quarter of each fiscal year.  This pattern may change, however, as a result of new market opportunities or new product introduction.

Properties, page 12

10.

With a view to informing investors as to the suitability and adequacy of your properties, please revise your disclosure under this heading to update the status of your warehouse lease, as it appears that it expired at the end of June.  Refer to Instruction 1 to Item 102 of Regulation S-K.  If material, please also file this agreement as an exhibit to your Form 8-K.

The Registrant has moved its warehouse and corporate office to Quetzalcoatl 3783, Int. 1, Col. Cd del Sol C.P. 45050, Zapopan, JAL, Mexico.  The Registrant has revised the disclosure concerning its lease, as follows:

A copy of the Registrant’s new lease agreement, executed on or about June 14, 2012, is filed as Exhibit 10.2 to the amended current report.

Legal Proceedings, page 12

11.

We note your disclosure under this heading and beginning in the last paragraph on page 13 that your director, executive officer and certain other persons have not been involved in certain legal proceedings.  To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please expand this disclosure to include each event.  Please also revise the last heading on page 13 to cover the required ten-year period.  See Item 401(f) of Regulation S-K.

The Registrant has revised the disclosure under the heading “Legal Proceedings,” as follows:

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

The Registrant has revised the disclosure under the subsection “Involvement on Certain Material Legal Proceedings During the Last Ten Years,” as follows:

No petition under the Federal bankruptcy laws or any state insolvency law has ever been filed by or against, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of any of our officers or directors, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within ten years before the time of such filing.

No Director, officer, significant employee, or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

No Director, officer, significant employee, or consultant has been permanently or temporarily enjoined, barred, suspended, or otherwise limited from involvement in any type of business, securities or banking activity.

No Director, officer, significant employee, or consultant has been convicted of violating a federal or state securities or commodities law.

We are not a party to any pending legal proceedings.

No director, officer, significant employee or consultant has had any bankruptcy petition filed by or against any business or property of which such person was a general partner or executive officer either at the time of the bankruptcy or within ten years prior to that time.

No Director, officer, significant employee, or consultant was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Directors, Executive Officers and Corporate Governance, page 13

12.

Please disclose the business experience during the past five years of Duncan A. Forbes, Mol. III.  Please see Item 401(e) of Regulation S-K.

The Registrant has updated Mr. Forbes’ business experience to encompass the last five years, as follows:

Duncan A. Forbes, Mol. III, President, Chief Executive Officer and Director:  Mr. Forbes has served as President of Linea Deportiva Prince México, S.A. de C.V., a Mexican corporation possessing the exclusive rights to sell “Prince” branded tennis products and accessories in Mexico, Central America and South America, from its inception in 2008.  In addition to operating Prince México, Mr. Forbes has owned and operated Neptune Realtors, a real estate company, since prior to 2007.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

Certain Relationships and Related Transactions, page 15

13.

Please revise to disclose the information required by Item 404 of Regulation S-K with respect to the loans from stockholders referenced in note 6 to your unaudited financial statements for the quarter ended March 31, 2012 or explain why no disclosure is required. If these arrangements are in writing, please also file these agreements as exhibits to your Form 8-K.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Market for Registrant Common Equity and Related Stockholder Matters…, page 16

14.

Please state the range of high and low bid information for your common stock as required by Item 201(a)(1)(iii) of Regulation S-K.  Please also provide the information regarding the holders of your securities required by Item 201(b) of Regulation S-K.

The Registrant has added the appropriate disclosures, beginning on page 17, in accordance with Item 201 of Regulation S-K.

15.

Please revise your disclosure in the second paragraph under this heading to reflect that your common stock is subject to the penny stock rules.  In this regard, we note the first risk factor on page 9.

The Registrant has revised the disclosure to state that the Registrant’s common stock is subject to the penny stock provisions.

Shares Available Under Rule 144, page 17

16.

We note your disclosure in the penultimate sentence of the last paragraph under this heading.  Please revise to disclose the number of shares that could be sold pursuant to Rule 144.  Please see Item 201(a)(2) of Regulation S-K.  Please also revise your disclosure under this heading to reflect the limitations set forth in Rule 144(i).  In this regard, we note your disclosure under Item 5.06 on page 20 that you were a shell company prior to the closing of the acquisition.  For additional guidance, please see Question and Answer 137.01 of the Compliance and Disclosure Interpretations for Securities Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

The Registrant has revised the disclosure, as follows:

As of the date of this prospectus,

1.

There are no outstanding options of warrants to purchase, or other instruments convertible into, common equity of Eurasia Design, Inc.;

2.

There are currently 5,000,000 shares of our common stock held by our sole officer and director, which may be sold in the public market only if we meet the conditions of Rule 144(i) and, thereafter, shall be subject to restrictions on such sales by affiliates;

3.

There is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares could negatively impact the market price of our common stock.  We are unable to estimate the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time.  Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

Item 3.02 Unregistered Sales of Equity Securities, page 20

17.

Please revise to disclose under this heading the consideration received in exchange for the shares of common stock issued to Prince Mexico.  Please see Item 701(c) of Regulation S-K.  In this regard, we note your disclosure in the second paragraph under the heading Business Development Summary on page 3 of your disclosure that you transferred the shares of common stock in exchange for all of the outstanding common stock of Prince Mexico.

The Registrant has revised the disclosure, as follows:

As a result of the Securities Exchange Agreement entered into on July 6, 2012, the Registrant issued an aggregate of 1,800,000 shares of common stock to Prince México in exchange for for 100% of Prince México’s issued and outstanding common stock and the cancellation of a total of 3,783,300 shares of common stock, held by Mr. Forbes.  The issuance of the shares to Prince México was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The entity and its constituents are sophisticated investors who were familiar with the Registrant and its management and took the shares for investment without a view to distribution or resale.  All certificates issued contained a restrictive legend thereupon.

Item 9.01 Exhibits, page 21

18.

We note your disclosure in the first risk factor on page 8 that you are significantly reliant on the April 15, 2008 Distribution Agreement with Prince USA.  Please file this agreement as an exhibit to your Form 8-K.  Refer to Item 601(b)(10) of Regulation S-K.

The Registrant has filed with the Commission a Confidential Treatment Request, pursuant to Rule 406 of the Securities Act, for certain confidential information contained in the Distribution Agreement.  A redacted form of the Distribution Agreement has been filed with the amended Registration Statement.

Exhibit 99.1

Independent Auditor’s Report, page 1

Auditor’s Responsibility, page 1

19.

This paragraph states that the audit was conducted is accordance with Generally Accepted Auditing Standards, but does identify the United States of America as the country of origin of those standards.  Please revise or advise.  Refer to Auditing Standards Codification Section AU 508.08.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Emphasis of Matter, page 2

20.

The amount of net loss for the year ended December 31, 2011 and the excess of current liabilities over current assets presented in the second sentence differs from the amounts reflected in or computed from your financial statements.  Please revise or advise.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

Statements of operations, page 4

21.

Please tell us the items and their amounts included in other income, net for 2011.  Please also tell us your consideration of disclosing significant items included in other income in the notes to financial statements.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Statement of cash flows, page 6

22.

Please tell us your basis in GAAP for classifying proceeds from related party loans as operating activities as opposed to financing activities.  Refer to ASC 230-10-45-14.  In addition, please tell us why net cash proceeds from related party loans differs from the increase in loans from related parties as presented in the balance sheets.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

23.

Please tell us your consideration of presenting the effect of exchange rate changes on cash and cash equivalents.  Refer to ASC 830-230-55-15.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Notes to the financial statements, page 7

2  Significant accounting policies, page 7,

I)  Accounting policies, page 7

l.  Comprehensive loss, page 10

24.

We note that you recognized foreign currency translation adjustments, an item of comprehensive income, in accumulated other comprehensive income, for each year presented in the financial statements.  As such, please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.  Refer to ASC 220.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

12  Related parties balances and transactions, page 13

25.

Please disclose the terms of the loans from related parties, including interest rates and repayment terms.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

September 21, 2012

Exhibit 99.2

26.

Please revise to include a statement of operations for the comparable period of the preceding year.  Please also revise to include a statement of cash flows for the three months ended March 31, 2012 and for the comparable period of the preceding year. Refer to Rule 8-03 of Regulation S-X.  In addition, please report comprehensive income and its components in either a continuous financial statement or in two separate but consecutive financial statements.  Refer to ASC 220-10-45-1.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Exhibit 99.3

27.

Please revise to reflect the results of operations of Linea Deportiva Prince Mexico for a fiscal year ended within 93 days of your fiscal year end.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

Exhibit 99.4

28.

Please revise to provide a pro forma balance sheet giving effect to the transaction as of February 29, 2012 and a pro forma statement of operations reflecting the combined operations for the nine months ended February 29, 2012.  In doing so, please present the results of operations of Linea Deportiva Prince Mexico for a nine month period ended within 93 days of February 29, 2012.  In addition, please tell us why the assets and liabilities of ERSD and PM are eliminated in pro forma adjustments here and in Exhibit 99.3.  It appears that the net liability should represent the capital deficit assigned to the common shares retained by the shareholders of the legal parent.

The Registrant and Prince México will address this comment when audited financial statements of Prince México are filed in a forthcoming amendment to the July 11th 8-K.

The Registrant hereby acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Laura Flores, corporate counsel, at tel: (+52) (1) (33) 1184-1186.  Alternatively, you may contact Patrick Deparini, U.S. representative for the Registrant, at tel: (702) 580-8565 or fax: (866) 546-2411.

Sincerely,

/s/ Duncan A. Forbes, Mol. III

President

Enclosures